UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13G


            UNDER THE SECURITIES EXCHANGE ACT of 1934
                   (AMENDMENT NO.      1    )*


    SouthTrust Corporation (formerly BMR Financial Group, Inc.)
                        (NAME OF ISSUER)

               Common Stock, $2.50 par value
                 (TITLE OF CLASS OF SECURITIES)

                            844730101
                         (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















CUSIP NO.844730101      13G       PAGE   2   OF   5 PAGES




1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Rockefeller & Co., Inc.
          I.R.S. Identification No.: 13-3006584

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not applicable.          (a)       |_|
                                   (b)       |_|

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


                  5      SOLE VOTING POWER
NUMBER OF                Not applicable.

SHARES            6      SHARED VOTING POWER
                         Not applicable.
BENEFICIALLY
                  7      SOLE DISPOSITIVE POWER
OWNED BY                 Not applicable.

EACH REPORTING    8      SHARED DISPOSITIVE POWER
                         Not applicable.
PERSON WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Not applicable.

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          Not applicable.

12   TYPE OF REPORTING PERSON*
          IA

                   *SEE INSTRUCTION BEFORE FILLING OUT!






Item 1(a).     Name of Issuer:                    Page 3 of 5

               SouthTrust Corporation
               (formerly BMR Financial Group, Inc.)

Item 1(b).     Address of Issuer's Principal Executive Offices:

               420 North 20th Street
               Birmingham, Alabama  35203

Item 2(a).     Name of Person Filing:

               Rockefeller & Co., Inc.

Item 2(b).     Address of Principal Business Office:

               30 Rockefeller Plaza, New York, New York 10112

Item 2(c).     Citizenship:

               New York

Item 2(d).     Title of Class of Securities:

               Common Stock, $2.50 par value

Item 2(e).     CUSIP Number:

               844730101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)            Broker or Dealer registered under Section 15 of the Act,

(b)            Bank as defined in Section 3(a)(6) of the Act,

(c)            Insurance Company as defined in Section 3(a)(19) of the Act,

(d)            Investment Company registered under Section 8 of the
               Investment Company Act,

(e)    X       Investment Adviser registered under Section 203 of the
               Investment Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g)            Parent Holding Company, in accordance with Rule 13d-
               1(b)(ii)(G),

(h)            Group, in accordance with Rule 13d-1(b)(1)(ii)(H).





                                                  Page 4 of 5

Item 4.   Ownership

          Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1994
(Date)


\S\David A. Strawbridge
(Signature)


David A. Strawbridge/Vice President
(Name/Title)